UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Possis Medical, Inc.
(Name of Subject Company)
Possis Medical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
737407106
(CUSIP Number of Class of Securities)
Robert G. Dutcher
Possis Medical, Inc.
9055 Evergreen Blvd NW
Minneapolis, MN 55433-8003
(763) 780-4555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Thomas Martin
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The material filed herewith is a transcript of an analyst conference call hosted by Possis Medical, Inc. on February 11, 2008 to discuss Possis’ entry into a definitive merger agreement with MEDRAD, Inc. and Phoenix Acquisition Corp.
Final Transcript
CORPORATE PARTICIPANTS
Bob Dutcher
Possis Medical, Inc. — Chairman, CEO
Jules Fisher
Possis Medical, Inc. — VP Finance, CFO
Irving Colacci
Possis Medical, Inc. — VP Legal, Human Resources, General Counsel, Chief Governance Officer
CONFERENCE CALL PARTICIPANTS
Ernie Andberg
Feltl & Company — Analyst
Peter Norton
Norton Capital Management — Analyst
Nicholas Hay
Private Investor
Mark Ort
Glazer Capital — Analyst
Ari Donan
Private Investor
Mike Hugary
Private Investor
Matt Arens
Kopp Investment Advisors — Analyst
Christopher Snowbeck
Pioneer Press — Media
PRESENTATION

Operator
Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the Possis Medical conference call relating to MEDRAD merger. During today’s presentation all parties will be in a listen-only mode. This conference is being recorded today, Monday, February 11, 2008.
I would now like to turn the conference over to CEO of Possis Medical, Mr. Bob Dutcher. Please go ahead, sir.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Thanks, operator, and thanks, everyone, for joining us today. With me today is Jules Fisher, our Chief Financial Officer, and Irving Colacci, our Vice President and General Counsel.
During this call today you will hear statements that are forward-looking statements within the meaning of the Securities Act of 1933 and carry certain risks and uncertainties. The factors that affect these statements are spelled out in our 10-K for the year ended July 31, 2007.
As we stated in this morning press release, we have entered into a definitive merger agreement with Bayer HealthCare affiliate MEDRAD, Incorporated, based in Pittsburgh, Pennsylvania. MEDRAD, Incorporated, is a leading provider of medical devices and services that enable and enhance imaging procedures of the human body.

Final Transcript
Our Board of Directors has unanimously approved the transaction and will recommend the offer to our shareholders. This deal is structured as a tender offer, which Possis and MEDRAD have agreed to commence within the next 10 business days, followed by a merger.
Now I’m going to turn the call over to Jules Fisher, and he will describe the transaction in more detail. Jules?

Jules Fisher — Possis Medical, Inc. — VP Finance, CFO
Thanks, Bob. Through this transaction MEDRAD will acquire Possis in a 100% cash tender offer for $19.50 per share. The total purchase price equals approximately $361 million — and that is in US dollars — and represents a premium of approximately 39% over our average closing price for the 30 days prior to February 8, 2008. We believe this is a very fair price. MEDRAD is paying 4.2 times our estimated 2008 sales.
Both the tender offer and the merger are subject to terms and conditions detailed in the agreement, including the tender of not less than two-thirds of Possis’s outstanding shares on a fully diluted basis and customary regulatory clearances. However, given the highly complementary product portfolios of our two companies, we do not foresee any regulatory risk surrounding this transaction.
The tender offer is not subject to a financing contingency and is to be followed by a second step merger in which any untendered Possis shares would be converted into the right to receive the same price per share as shareholders who tendered in the first initial cash offer. Currently we expect to the tender offer to close in the first calendar quarter of 2008.
Bob will now give you more background on the transaction.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Thanks, Jules. Keep in mind, from a product and technology standpoint this proposed deal will capitalize on both companies’ strengths to deliver growth in our current markets and create a formidable cardiovascular portfolio in the future.
MEDRAD is a leading provider of contrast injection systems that are used to diagnose cardiovascular and other diseases. As you probably know, Possis is a leading provider of mechanical thrombectomy devices used to treat narrowed or blocked arteries and veins.
The combination of our two companies will bring together leaders in their respective fields, who are committed to treating patients in the growing cardiovascular intervention field.
Cardiovascular disease remains one of the main causes of death and disability in the United States and Europe. It is estimated that in the United States alone more than 80 million people are affected by some form of cardiovascular disease. By joining forces we will be able to offer a broader, more comprehensive suite of products and an exceptional level of service to customers.
MEDRAD’s far-reaching and proven international distribution infrastructure offers an exciting opportunity to expand Possis’s product portfolio into attractive and largely underpenetrated international markets. Currently only 3% of Possis’s sales are international.
Moreover, the combination of our AngioJet thrombectomy platform and MEDRAD’s vascular injection systems is highly complementary in the area of high-pressure intravascular fluid management and offers tremendous opportunity for future development of new and innovative applications. In short, MEDRAD will enable us to broaden our geographic reach without adding infrastructure.
At this point in the process, it is too early to speculate on how precisely the new organization will take shape. We view this transaction as an important growth catalyst for both businesses and as a result envision limited management changes. Moreover, MEDRAD considers Possis’s employees to be a significant portion of the value of the Company, and we anticipate minimal changes to both organization.
Further clarity is expected as we navigate the integration of the two businesses.
Before taking questions I would like to close by saying that this partnership is an exciting opportunity for both companies and is truly compatible in terms of product performance and growth. The cultures of Possis and MEDRAD are very similar and complementary. Our shared history of innovation bodes well for product development beyond our core businesses and provides tremendous prospects for our business and employees.

Final Transcript
Please keep in mind that the tender offer has not yet commenced, and that MEDRAD will be disseminating to Possis’s shareholders a tender offer statement containing the disclosure required by Schedule TO. Possis will disseminate to its shareholders a recommendation statement on Schedule 14D-9. Possis’s shareholders are encouraged to read these documents when they become available, as they will contain important information about the offer.
So thanks very much for your time today. Operator, we would like to now open up the lines for questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Ernie Andberg, Feltl & Company.

Ernie Andberg — Feltl & Company — Analyst
Sorry to see this happen now. It has been a nice run. But can you give us a little bit of background of how this came about, and why now?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Ernie, I have to be extremely careful on what I say because of the tender offer here, so I am very limited on really what I can say.
Timing of things? You can’t plan timing. It is when things happen; and then you have to reevaluate the events and decide whether or not you believe it is good for the shareholders and so on. Our Board did that very thing through a — I think a well-run process and made the unanimous decision that it is the right thing to do, and we proceeded with that.
So I can’t really give you any more background than that at this time, but that is pretty much it.

Ernie Andberg — Feltl & Company — Analyst
Just two other questions, then. Will the 14D-9 have the discussion of the process leading up to this, and fairness opinion summary, and that type of information, Bob?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
That’s correct.

Ernie Andberg — Feltl & Company — Analyst
Okay. And you expect no review problems. Could that review process slow down the tender and the eventual closing of the tender?

Irving Colacci — Possis Medical, Inc. — VP Legal, Human Resources, General Counsel, Chief
Governance Officer
This is Irving Colacci. It is possible if the SEC chooses to review the filing and/or there is an unexpected issue with Hart-Scott-Rodino. But (technical difficulty) what we know (technical difficulty). So if that does happen that could delay things a little bit.

Ernie Andberg — Feltl & Company — Analyst
But right now you don’t think there is an issue. Okay; fair enough. Thank you very much, Bob.

Final Transcript

Operator
Peter Norton, Norton Capital Management.

Peter Norton — Norton Capital Management — Analyst
Ernie asked the question I was going to ask; but I have another one, too. The first question was, why now? I guess you will talk more about that, I assume, in the future.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
That’s correct.

Peter Norton — Norton Capital Management — Analyst
So hopefully some of us may have thought that the opportunities to grow the Company a bit more from its current level, with the development of a bunch of products that are in the pipeline, might have led to potentially even higher prices maybe a year or two down the road. So that is where Ernie and I are both coming from. I better not speak for Ernie, but that is where I am coming from.
The second question I have is, what are the roles going to be, if any, for both Bob and Jules in the new combined entity?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Again, those details really can’t be disclosed at this point. They will be disclosed in the documents in the future. I think the only thing that I can say is that there will be an 8-K filed here. Maybe Irv, you want to comment on that.

Irving Colacci — Possis Medical, Inc. — VP Legal, Human Resources, General Counsel, Chief Governance Officer
The transaction documents will be filed by end of day on a Form 8-K, and it includes an employment agreement relating to Mr. Dutcher. I think the role of Julies and the other executives will just have to wait upon the — how things unfold and how the integration process goes.
The press release does speak about the synergies and kind of indicates an expectation of the strategic nature of the transaction, which would lead to an expectation of a continuing role for current executives.

Peter Norton — Norton Capital Management — Analyst
As I understand it, this is an all-cash tender. So there’s no way that shareholders who wanted to stay committed to the joint entity can remain committed to the joint entity — Possis shareholders.

Jules Fisher — Possis Medical, Inc. — VP Finance, CFO
That’s correct.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Yes, it is an all-cash deal.

Peter Norton — Norton Capital Management — Analyst

Final Transcript
The acquiring company, does that not trade publicly, or does it?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Bayer trades ADRs.

Peter Norton — Norton Capital Management — Analyst
ADRS? Okay.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
(multiple speakers) yes.

Peter Norton — Norton Capital Management — Analyst
Well, I will look that way. Thank you.

Operator
[Nicholas Hay, private investor.

Nicholas Hay Private Investor
I want to just sort of follow up on some of these questions that everyone seems to be asking. Did you consider or did Bayer consider a stock transaction rather than cash? So that the shareholders could participate in the growth of the Company back up to the $33 level that it has been in recent years and beyond, rather than just buying us out.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
I guess I can’t speak for what they were thinking and so on. The agreement that we have is a cash deal, and that is what our Board considered. That was the decision we had to make. That was the offer, was a cash deal.
I would be quite honest with you I am not certain how an ADR or what — Jules, what you called it — all that would work out anyway. But to answer your question more specifically, the Board was — dealt with a decision regarding a cash offer.

Jules Fisher — Possis Medical, Inc. — VP Finance, CFO
I’m not sure what the rules are on — for them to issue — do a stock deal. I would imagine it would be complex.

Nicholas Hay Private Investor
Okay, well thank you, then. I guess that is — we didn’t have any choice. We’re stuck. Thank you very much.

Operator
Mark Ort, Glazer Capital.

Final Transcript

Mark Ort — Glazer Capital — Analyst
Congratulations. Wanted to just clarify, I guess, the comment that you had made earlier about a well-run process. Should I interpret that to mean that there were other potential acquirers here, that you are kind of faced off one against the other?
Or was it a process that was really coming from the perspective of Bayer approaching you guys and sort of targeting you guys for a potential acquisition?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
We can’t comment on that right now. That will be disclosed coming up. The only thing I can comment is that — what I have already said. That is that it was a process that we went through that I thought was very well done and appropriate.

Mark Ort — Glazer Capital — Analyst
Thanks.

Operator
[Ari Donan].

Ari Donan Private Investor
Thank you for taking the call. What intrigues you or interests you as it relates specifically to the contrast agent business? I know Bayer, Schering Bayer, has a unique product in Vasovist, which is a product — they have a relationship with EPIX Pharmaceuticals.
I’m just wondering what kind of interests or what intrigues you with this type of relationship.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Well, there are significant synergies, starting with the fact that we have the same call points. We deal with interventional labs, and these interventional labs do both diagnostic and therapeutic procedures. MEDRAD, a majority of their business focuses on the diagnostics side; and of course a majority of our business — in fact all of our business focuses on the therapeutic side.
But we call on the same customers. So when you have this call point you now have a sales force that has multiple products that they can deal with.
There is also synergies from a sales model perspective. Both companies, we sell a piece of capital equipment, which we have to place into these labs; and then we sell disposable products that are used with this piece of capital equipment. So both of us have a classical razor/razor-blade type model. Then in addition we both provide services to service these pieces of capital equipment.
So the business models are very complementary. The call points are very complementary. We only have about 3% of our business is international, so we have very little international infrastructure; whereas they are very strong around the world, and so that offers some opportunity for our products.
Then, in addition, there is synergy in the technologies, because we both — both companies are delivering fluid under pressure for different applications. They deliver it in order — they delivered a dye under high pressure so that they can take pictures and see what’s going on inside the body. Once they discover that there is a problem, such as a blood clot, we then go in and use technology that involves high-pressure fluids; but we use it to remove the obstruction in the body.

Final Transcript
So it is really a tremendous amount of synergy. When you take the expertise of both companies, who knows what combining those could lead to? But certainly being able to do both diagnostic and therapeutic activities in the cath lab makes the combined entity a much stronger, I think, and more valuable entity to the customers.

Ari Donan Private Investor
Do you have a particular view on their Vasovist product?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
I’m sorry. Could you repeat that?

Ari Donan Private Investor
Do you have a particular view, a market perspective on Vasovist, one of their up-and-coming contrast agents for both venous and arterial imaging in an MR environment?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
I don’t have — I guess I can’t share with you right now all the — those would be looking at things from an integration standpoint and so on. And I guess I can’t comment on that.

Ari Donan Private Investor
Okay, thank you.

Operator
[Mike Hugary], private investor.

Mike Hugary Private Investor
Thanks for taking my call. With regard to the synergy in the call point, the MEDRAD sales force really calls on the cath lab, but they are really more of the economic decision maker, not the clinical decision maker. Their products are typically sold on price.
Whereas Possis has a highly-skilled sales force that works directly with the interventional cardiologists in most case, planning the cases and working directly on the cases with them. How is the MEDRAD sales force going to retool to be able to get to the level where they provide any leverage on selling the Possis technology? That is my first question.
Then my second question is, when you look at the buyout price, how does that compare to some of the other deals that we’ve seen, such as FoxHollow and some of the other interventional technologies that have been taken out lately?
Do you think you have really provided enough upside on the deal for the shareholders’ value?

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Okay, regarding the first question, most of MEDRAD’s business is diagnostic; and of course their sales force would be set up to sell diagnostic equipment. The press release I think clearly indicates that Bayer and MEDRAD want to get into the interventional business. They view Possis as a cornerstone in terms of how to enter that business, because our expertise is in the interventional therapeutic side of the business.

Final Transcript

Mike Hugary Private Investor
Agreed.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
So who does what and so on exactly is part of the whole integration activity that would follow the eventual merging of the companies. So I can’t really comment on those. But have an understanding right now that the two complement each other, rather than necessarily completely overlap each other.
Regarding the second question, the buyout price and so on, and the multiples, etc., those were given in the press release. I guess what I would encourage you to do is compare that to what you’ve seen in past deals. We didn’t provide that in the press release, but it is readily available by looking at what the deals were for FoxHollow, etc.
Then of course in the fairness opinion and so on, which will be part of the documentation that will come out in the upcoming time frame here, all of that will be available. And you can take a close look at that.

Mike Hugary Private Investor
Thank you.

Operator
(OPERATOR INSTRUCTIONS) Matt Arens, Kopp Investment Advisors.

Matt Arens — Kopp Investment Advisors — Analyst
I apologize if this question has been asked, but Jules, did you comment on when we should expect the filings to be published here, so we can take a look at this information?

Jules Fisher — Possis Medical, Inc. — VP Finance, CFO
They need to be filed within 10 days.

Matt Arens — Kopp Investment Advisors — Analyst
Okay. So it will be within that 10-day time period and probably not much sooner than that, I would guess.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
The 8-K would be — when would that be filed?

Jules Fisher — Possis Medical, Inc. — VP Finance, CFO
That is being filed by end of day today.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Right. The 8-K will be filed by the end of today.

Final Transcript

Matt Arens — Kopp Investment Advisors — Analyst
Okay.

Jules Fisher — Possis Medical, Inc. — VP Finance, CFO
The transaction agreement is part of that.

Matt Arens — Kopp Investment Advisors — Analyst
Okay, so we will get (technical difficulty).

Operator
Christopher Snowbeck, Pioneer Press.

Christopher Snowbeck — Pioneer Press — Media
Just a quick question. Of the 280 or so employees, can you give a breakout about how many of those are in Minnesota? And just kind of restate what you had to say about what the likely future holds for those folks.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
We’re talking about the 280 people at Possis, and roughly 87 of those people would be our sales force. They would be spread across the United States, with the remainder primarily here in Minneapolis.
What was the other part of your question? I’m sorry.

Christopher Snowbeck — Pioneer Press — Media
If you could just sort of restate what the expectation might be for those folks.

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Well, I can’t comment too much on that, of course, because the merger hasn’t taken place and the integration activity plans haven’t taken place.
But what we communicated in the press release was that our current belief is that there would be minimal changes to management, and similarly for the employees.

Christopher Snowbeck — Pioneer Press — Media
Okay, thanks.

Operator
There are no further questions. Please go ahead with any closing remarks.

Final Transcript

Bob Dutcher — Possis Medical, Inc. — Chairman, CEO
Well, thank you very much for taking the time to be on this call. I believe our next correspondences will take place on the 20th. That will be our earnings conference call.
So thank you all very much for joining us today. Have a good day.

Operator
Ladies and gentlemen, this concludes the Possis Medical conference call relating to MEDRAD merger. If you would like to listen to a replay of today’s conference, please dial 1-800-406-7325. The access code will be 3844245 followed by the pound key. ACT would like to thank you for your participation. You may now disconnect.